UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 17, 2004

Carnival Corporation	Carnival plc
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(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)
Republic of Panama	England and Wales
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(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)
1-9610	1-15136
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(Commission File Number)	(Commission File Number)
59-1562976	None
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(IRS Employer Identification No.)	(IRS Employer Identification No.)
3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 5 Gainsford Street, London SE1 2NE, United Kingdom
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(Address of principal executive offices) (Zip Code)	(Address of principal executive offices) (Zip Code)
(305) 599-2600	011 44 20 7940 5381
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(Registrant's telephone number, including area code)	(Registrant's telephone number, including area code)
None	None
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(Former name or former address, if changed since last report)	(Former name or former address, if changed since last report)

Check the appropriate box below if the **Form 8-K** filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of
the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities
     Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange
     Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
     Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the
     Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On September 17, 2004 Carnival Corporation & plc issued a press release entitled "Carnival Corporation & plc Reports Record Third Quarter Earnings and Nine Month Earnings". A copy of this press release is furnished as Exhibit 99.1 to this report. This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of either Carnival Corporation or Carnival plc the company, whether made before or after the date of this report, regardless of any general incorporation language in the filing.

Section 9 – Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits

Exhibit 99.1   Press release, dated September 17, 2004 (furnished pursuant to Item 2.02).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARNIVAL CORPORATION	**CARNIVAL PLC**
By: /s/Gerald R. Cahill Name: Gerald R. Cahill Title: Executive Vice President and Chief Financial and Accounting Officer	By: /s/Gerald R. Cahill Name: Gerald R. Cahill Title: Executive Vice President and Chief Financial and Accounting Officer
Date: September 17, 2004	Date: September 17, 2004

Exhibit 99.1

------------------Press Release, dated September 17, 2004-----------------

FOR IMMEDIATE RELEASE

CARNIVAL CORPORATION & PLC REPORTS RECORD THIRD QUARTER AND NINE MONTH EARNINGS

Quarterly Net Income Tops $1 Billion

MIAMI (September 17, 2004) -- Carnival Corporation & plc (NYSE/LSE: CCL; NYSE: CUK) reported record net income of $1.03 billion, or $1.23 diluted EPS, on revenues of $3.2 billion for its third quarter ended August 31, 2004 compared to net income of $734 million, or $0.90 diluted EPS, on revenues of $2.5 billion for the same quarter in 2003.

Net income for the nine months ended August 31, 2004 was also a record at $1.56 billion, or $1.90 diluted EPS, on revenues of $7.5 billion, compared to pro forma net income of $1.01 billion, or $1.25 diluted EPS, on pro forma revenues of $5.8 billion for the same period in 2003. Reported net income and diluted EPS for the nine months ended August 31, 2003 were $989 million and $1.42, respectively.

Net revenue yields (net revenue per available lower berth day) for the third quarter of 2004 increased 10.9 percent compared to net revenue yields in the prior year, primarily due to higher cruise ticket prices and on-board revenue and, to a lesser extent, the weak U.S. dollar relative to the euro and sterling. Net revenue yields as measured on a local currency basis ("constant dollar basis") increased 8.3 percent over the same period last year. Gross revenue yields increased 10.1 percent.

Net cruise costs per available lower berth day ("ALBD") for the third quarter of 2004 were up 3.2 percent compared to costs for the same period last year, primarily due to the impact of the weak dollar and higher fuel costs. On a constant dollar basis, net cruise costs per ALBD increased 0.8 percent from the same period last year largely due to higher fuel costs. Gross cruise costs per ALBD increased 4.4 percent compared to the prior year.

Commenting on the third quarter results, Carnival Corporation & plc chairman and CEO Micky Arison said that he continues to be very pleased with the company's performance. "This record-breaking quarter is a testament to the success of the merger with P&O Princess Cruises last year. It is our best quarter ever and the first time we have earned more than a billion dollars in a single quarter. All of our major cruise brands in North America and Europe are performing well, building confidence in our outlook for the combined group for 2005," Arison added.

During the third quarter, in a move to optimize asset utilization for the group, Carnival Cruise Lines' Jubilee was transferred to P&O Cruises Australia, more than doubling the size of the brand's operations in the region. The ship will be renamed Pacific Sun and will be the largest cruise ship based year-round in Australia. Pacific Sun is undergoing a major refurbishment before beginning seven- to 14-day South Pacific cruises from Sydney.

Also during the quarter, the company began the restructuring of Cunard Line's North American organization, which will be relocated to Santa Clarita, Calif., where Princess Cruises is based, by December 2004. As a result, Cunard will share administrative, finance and IT functions with Princess in an effort to streamline operations and maximize efficiencies. This follows a similar restructuring in the United Kingdom, where Cunard's UK operations were combined with those of the other Carnival Corporation & plc UK brands. As previously announced, the relocation is expected to reduce future overhead costs by approximately $20 million on an annual basis.

Comments on Full Year and Fourth Quarter 2004

Looking forward, Arison said that he is equally pleased with the outlook for the full year 2004. "We are on track to achieve a record increase in revenue yields this year of approximately 9 percent, while absorbing an extraordinarily high 17 percent capacity increase," Arison added.

For the fourth quarter of 2004, advance booking levels are higher versus prior year's levels on a capacity adjusted basis, with pricing also ahead of last year. As a result, the company expects that net revenue yields for the fourth quarter of 2004 will increase approximately 7 to 9 percent (5 to 7 percent on a constant dollar basis), compared to last year's fourth quarter, despite the negative effect of Hurricane Frances. Net cruise costs per ALBD in the fourth quarter of 2004 are expected to be up 6 to 8 percent (4 to 6 percent on a constant dollar basis), compared to 2003 primarily due to higher fuel costs, costs associated with the Cunard reorganization and costs related to the hurricane. Based on these estimates, the company expects earnings per share for the fourth quarter of 2004 to be in the range of $0.30 to $0.32. The company's guidance includes the estimated impact of Hurricane Frances of between $0.03 to $0.04 per share, as well as the cost of the aforementioned Cunard relocation of between $0.01 to $0.02 per share, both of which will primarily impact the 2004 fourth quarter. The company's current guidance is based on an exchange rate of $1.23 to the euro and $1.82 to sterling.

The company has one ship scheduled to enter service during the fourth quarter of 2004. Costa Cruises' 2,702-passenger Costa Magica, which will be one of the largest European passenger vessels, will operate a series of European cruises beginning November 10, 2004.

The company has scheduled a conference call with analysts at 10 a.m. EDT (15.00 London time) today to discuss its 2004 third quarter earnings. This call can be listened to live and additional information can be obtained via Carnival Corporation & plc's Web sites at www.carnivalcorp.com and www.carnivalplc.com.

Carnival Corporation and P&O Princess plc entered into a dual listed company ("DLC") structure on April 17, 2003, which effectively made Carnival Corporation and P&O Princess plc a single economic entity. Also on that date, P&O Princess plc changed its name to Carnival plc. For reporting purposes, Carnival Corporation has accounted for the DLC transaction as an acquisition of Carnival plc as of April 17, 2003.

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of 12 cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, Seabourn Cruise Line, Windstar Cruises, AIDA, Costa Cruises, Cunard Line, Ocean Village, P&O Cruises, Swan Hellenic, and P&O Cruises Australia.

Together, these brands operate 77 ships totaling more than 128,000 lower berths with eight new ships scheduled for delivery between November 2004 and December 2006. Carnival Corporation & plc also operates the leading tour companies in Alaska and the Canadian Yukon, Holland America Tours and Princess Tours. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

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Cautionary note concerning factors that may affect future results

Some of the statements contained in this earnings release are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to Carnival Corporation & plc, including some statements concerning future results, plans, outlook, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 27E of the Securities Exchange Act of 1934. You can find many, but not all, of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans," and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause Carnival Corporation & plc's actual results, performance or achievements to differ materially from those expressed or implied in this earnings release. Forward-looking statements include those statements which may impact the forecasting of earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and tax costs, costs per available lower berth day, estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following: risks associated with the DLC structure, including the uncertainty of its tax status; general economic and business conditions, which may impact levels of disposable income of consumers and the net revenue yields for cruise brands of Carnival Corporation & plc; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives; risks associated with operating internationally; the international political and economic climate, armed conflicts, terrorist attacks and threats thereof, availability of air service, other world events and adverse publicity, and their impact on the demand for cruises; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers; the ability of Carnival Corporation & plc to implement its shipbuilding programs and brand strategies and to continue to expand its business worldwide; the ability of Carnival Corporation & plc to attract and retain qualified shipboard crew and maintain good relations with employee unions; the ability to obtain financing on terms that are favorable or consistent with Carnival Corporation & plc's expectations; the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and fuel, food, payroll, insurance and security costs; changes in the tax, environmental, health, safety, security and other regulatory regimes under which Carnival Corporation & plc operates; continued availability of attractive port destinations; the ability to successfully implement cost improvement plans and to integrate business acquisitions; continuing financial viability of Carnival Corporation & plc's travel agent distribution system; and unusual weather patterns or natural disasters.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival Corporation & plc expressly disclaims any obligation to disseminate, after the date of this release, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

MEDIA CONTACTS
US
Carnival Corporation & plc
Tim Gallagher
1 305 599 2600, ext. 16000

UK
Brunswick
Sophie Fitton/Sarah Tovey
44 (0) 20 7404 5959

INVESTOR RELATIONS CONTACT
US/UK
Carnival Corporation & plc
Beth Roberts
1 305 406 4832

CARNIVAL CORPORATION & PLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended August 31,		Nine Months Ended August 31,		
	Reported 2004 (1)	Reported 2003 (1)(3)	Reported 2004 (1)	Pro Forma 2003 (2)(3)	Reported 2003 (1)(3)
	(in millions, except per share data)				
Revenues					
Cruise					
Passenger tickets	$ 2,444	$ 1,863	$ 5,663	$ 4,364	$ 3,671
Onboard and other	579	467	1,555	1,183	1,003
Other	222	194	267	233	227
	3,245	2,524	7,485	5,780	4,901
Costs and Expenses					
Operating					
Cruise					
Commissions, transportation and other	467	361	1,227	954	748
Onboard and other	92	83	270	205	155
Payroll and related	253	218	739	616	520
Food	149	118	412	328	276
Other ship operating	468	369	1,285	1,056	864
Other	140	129	183	170	162
Total	1,569	1,278	4,116	3,329	2,725
Selling and administrative	306	261	944	820	650
Depreciation and amortization	210	176	599	479	417
	2,085	1,715	5,659	4,628	3,792
Operating Income	1,160	809	1,826	1,152	1,109
Nonoperating (Expense) Income					
Interest income	3	7	12	22	20
Interest expense, net of capitalized interest	(76)	(58)	(212)	(159)	(129)
Other (expense) income, net	(2)	5	(9)	12	9
	(75)	(46)	(209)	(125)	(100)
Income Before Income Taxes	1,085	763	1,617	1,027	1,009
Income Tax Expense, Net	(60)	(29)	(56)	(17)	(20)
Net Income	$ 1,025	$ 734	$ 1,561	$ 1,010	$ 989
Earnings Per Share					
Basic	$ 1.28	$ 0.92	$ 1.95	$ 1.27	$ 1.43
Diluted	$ 1.23	$ 0.90	$ 1.90	$ 1.25	$ 1.42
Dividends Per Share	$ 0.125	$ 0.105	$0.375	$ 0.315	$ 0.315
Weighted-Average Shares Outstanding – Basic	803,083	797,015	801,832	795,986	690,949
Weighted-Average Shares Outstanding – Diluted	840,230	818,191	833,241	805,615	698,696

(1) The reported results for the three and nine months 2004 and the three months 2003 included Carnival Corporation and Carnival plc for the entire period. The 2003 nine month reported results only included Carnival plc since April 17, 2003, when the DLC transaction was completed.

(2) See note (1) to the Carnival Corporation & plc "Reported and Pro Forma GAAP Reconciling Information."

(3) Reclassifications have been made to certain 2003 amounts to conform to the current period presentation.

CARNIVAL CORPORATION & PLC
SELECTED STATISTICAL AND SEGMENT INFORMATION

	Three Months Ended August 31,		Nine Months Ended August 31,		
	Reported 2004 (1)	Reported 2003 (1)(3)	Reported 2004 (1)	Pro Forma 2003 (2)(3)	Reported 2003 (1)(3)
	(in millions, except statistical information)				
STATISTICAL INFORMATION					
Passengers carried	1,849,447	1,595,694	4,762,315	4,056,383	3,671,480
Available lower berth days (4)	11,684,117	9,915,347	32,867,217	27,625,601	23,380,677
Occupancy percentage	110.2%	109.8%	105.2%	103.1%	104.4%
SEGMENT INFORMATION					
Revenues					
Cruise	$ 3,023	$ 2,330	$ 7,218	$ 5,547	$ 4,674
Other	301	257	355	309	303
Intersegment elimination	(79)	(63)	(88)	(76)	(76)
	$ 3,245	$ 2,524	$ 7,485	$ 5,780	$ 4,901
Operating expenses					
Cruise	$ 1,429	$ 1,149	$ 3,933	$ 3,159	$ 2,563
Other	219	192	271	246	238
Intersegment elimination	(79)	(63)	(88)	(76)	(76)
	$ 1,569	$ 1,278	$ 4,116	$ 3,329	$ 2,725
Selling and administrative expenses					
Cruise	$ 292	$ 249	$ 902	$ 783	$ 622
Other	14	12	42	37	28
	$ 306	$ 261	$ 944	$ 820	$ 650
Operating income					
Cruise	$ 1,098	$ 764	$ 1,800	$ 1,143	$ 1,085
Other	62	45	26	9	24
	$ 1,160	$ 809	$ 1,826	$ 1,152	$ 1,109

(1) The reported information for the three and nine months 2004 and the three months 2003 included Carnival Corporation and Carnival plc for the entire period. The 2003 nine month reported results only included Carnival plc since April 17, 2003.

(2) See note (1) to the Carnival Corporation & plc "Reported and Pro Forma GAAP Reconciling Information."

(3) Reclassifications have been made to certain 2003 amounts to conform to the current period presentation.

(4) Available lower berth days ("ALBDs") is the total passenger capacity for the period, assuming two passengers per cabin, that we offer for sale, which is computed by multiplying passenger capacity by revenue-producing ship operating days in the period.

CARNIVAL CORPORATION & PLC
REPORTED AND PRO FORMA GAAP RECONCILING INFORMATION

We use net revenue yields to measure our cruise segment revenue performance. Gross and net revenue yields were computed by dividing the gross or net cruise revenues, without rounding, by ALBDs as follows:

	Three Months Ended August 31,		Nine Months Ended August 31,		
	Reported 2004	Reported 2003	Reported 2004	Pro Forma 2003 (1)	Reported 2003
			(in millions, except ALBDs and yields)		
Cruise revenues					
Passenger tickets	$ 2,444	$ 1,863	$ 5,663	$ 4,364	$ 3,671
Onboard and other	579	467	1,555	1,183	1,003
Gross cruise revenues	3,023	2,330	7,218	5,547	4,674
Less cruise costs					
Commissions, transportation and other	(467)	(361)	(1,227)	(954)	(748)
Onboard and other	(92)	(83)	(270)	(205)	(155)
Net cruise revenues	$ 2,464	$ 1,886	$ 5,721	$ 4,388	$ 3,771
ALBDs	11,684,117	9,915,347	32,867,217	27,625,601	23,380,677
Gross revenue yields (2)	$ 258.75	$234.95	$ 219.61	$200.79	$199.92
Net revenue yields (2)	$ 210.87	$190.20	$ 174.05	$158.85	$161.32

We use net cruise costs per ALBD to monitor our ability to control our cruise segment costs. Gross and net cruise costs per ALBD were computed by dividing the gross or net cruise costs, without rounding, by ALBDs as follows:

	Three Months Ended August 31,		Nine Months Ended August 31,		
	Reported 2004	Reported 2003	Reported 2004	Pro Forma 2003 (1)	Reported 2003
			(in millions, except ALBDs and costs per ALBD)		
Cruise operating expenses	$ 1,429	$ 1,149	$ 3,933	$ 3,159	$ 2,563
Cruise selling and administrative expenses	292	249	902	783	622
Gross cruise costs	1,721	1,398	4,835	3,942	3,185
Less cruise costs included in net cruise revenues					
Commissions, transportation and other	(467)	(361)	(1,227)	(954)	(748)
Onboard and other	(92)	(83)	(270)	(205)	(155)
Net cruise costs	$ 1,162	$ 954	$ 3,338	$ 2,783	$ 2,282
ALBDs	11,684,117	9,915,347	32,867,217	27,625,601	23,380,677
Gross cruise costs per ALBD (2)	$ 147.25	$141.04	$ 147.12	$142.66	$136.22
Net cruise costs per ALBD (2)	$ 99.36	$ 96.28	$ 101.56	$100.72	$ 97.62

NOTES TO REPORTED AND PRO FORMA GAAP RECONCILING INFORMATION

(1) The pro forma information gives pro forma effect to the DLC transaction between Carnival Corporation and Carnival plc, which was completed on April 17, 2003, as if the DLC transaction had occurred on December 1, 2002. Management has prepared the pro forma information based upon the companies' reported financial information and, accordingly, the above information should be read in conjunction with the companies' financial statements, as well as pro forma information included in the companies' joint Current Report on Form 8-K filed on March 5, 2004.

The DLC transaction has been accounted for as an acquisition of Carnival plc by Carnival Corporation, using the purchase method of accounting. The Carnival plc accounting policies have been conformed to Carnival Corporation's policies. Carnival plc's reporting period has been changed to the Carnival Corporation reporting period and the pro forma information covers the same periods of time for both companies.

The pro forma information has not been adjusted to reflect any net transaction benefits from the DLC transaction. In addition, it excludes $51 million for the nine months ended August 31, 2003 of nonrecurring DLC transaction costs, which were expensed by Carnival plc prior to April 17, 2003. The exclusion of these nonrecurring costs is consistent with the requirements of Article 11 of Regulation S-X. The 2003 pro forma information was computed by adding Carnival plc's 2003 results, adjusted for acquisition adjustments (reductions of $12 million of depreciation expense and $3 million of interest expense for the nine months ended August 31, 2003) to the 2003 Carnival Corporation reported results. Finally, the pro forma information does not purport to represent what the results of operations actually could have been if the DLC transaction had occurred on December 1, 2002 or what those results will be for any future periods.

(2) In the cruise industry, most companies, including Carnival Corporation & plc, generally consider net cruise revenues, which is used in the computation of net revenue yields, to be a commonly used indicator of revenue performance rather than gross cruise revenues. Also, net cruise costs, which is used in the computation of net cruise costs per ALBD, is considered to be the most significant measure used to monitor our ability to control costs rather than gross cruise costs.

We have not provided estimates of future gross revenue yields or future gross cruise costs per ALBD because the reconciliations of forecasted net cruise revenues to forecasted gross cruise revenues or forecasted net cruise costs to forecasted cruise operating expenses would require us to forecast, with reasonable accuracy, the amount of air and other transportation costs that our forecasted cruise passengers would elect to purchase from us (the "air/sea mix"). Since the forecasting of future air/sea mix involves several significant variables that are relatively difficult to forecast and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues and costs rather than gross cruise revenues and costs. This does not impact, in any material respect, our ability to forecast our future results, as any variation in the air/sea mix has no material impact on our forecasted net cruise revenues or forecasted net cruise costs. As such, management does not believe that this reconciling information would be meaningful.

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